

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2021

Thomas Freeburg
Chief Financial Officer
Interpace Biosciences, Inc.
Morris Corporate Center 1, Building C
300 Interpace Parkway
Parsippany, NJ 07054

> **Re: Interpace Biosciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 1, 2021**
> **File No. 000-24249**

Dear Mr. Freeburg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Thomas Freeburg
Interpace Biosciences, Inc.
August 11, 2021
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 81

1. Within management's assessment of disclosure controls and procedures, we note that you identify material weaknesses within the Company's internal control over financial reporting. Item 308(a)(3) of Regulation S-K prohibits management from concluding internal control over financial reporting is effective when one or more material weaknesses exist. However, you state management determined that you maintained effective internal control over financial reporting at December 31, 2020. Please amend the filing to comply with Item 308(a)(3) of Regulation S-K or explain to us why no such revision is required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences